FOR IMMEDIATE RELEASE

From: Newsweb Corporation
      1645 West Fullerton
      Chicago, Illinois
      (312) 975-0400

      Contact: Charles Frank Gross


   NEWSWEB CORPORATION SUBMITS REVISED PROPOSAL FOR THE CHICAGO
     DOCK AND CANAL TRUST (NASDAQ/DOCKS); COMMENTS ON LAWSUIT

CHICAGO, December 20, 1996 -- Newsweb Corporation announced that it has submitted a proposal to revise its merger agreement with The
Chicago Dock and Canal Trust to, among other things, increase the acquisition price to $23.00 per share.

Newsweb Corporation also commented on the proceedings today before Judge Stephen Schiller of the Circuit Court of Cook County in the case brought by Newsweb against Cityfront Center, L.L.C., the Trust and its Trustees.

Newsweb stated that although no injunction prevents the Trust or Cityfront Center, L.L.C. from pursuing Cityfront's $23.00 per share offer, the Court specifically noted that Newsweb was not limited to $3,500,000 plus up to $750,000 in expenses should the Trust accept Cityfront's proposal. The Court ruled Newsweb also had a damages claim in addition to the termination fee. Newsweb believes its damages from Cityfront's and the Trust's breach of their duties to Newsweb will be substantial. Newsweb will pursue all of its remedies vigorously. Judge Schiller set the case for further status on January 3, 1997 at 10:00 a.m.